Exhibit 99.1

IAMGOLD provides update on advanced exploration projects maiden resource estimate - Pitangui project, Brazil diamond drilling results - Boto Gold project, Senegal

TSX: IMG    NYSE: IAG

All monetary figures are expressed in U.S. dollars.

TORONTO, April 9, 2014 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided an update from ongoing exploration activities at the Pitangui project in Minas Gerais State, Brazil and the Boto Gold project in Senegal. Drilling programs are currently underway at both sites with the objective to delineate and expand current mineral resources in alignment with the Company's strategic mandate for organic growth.

PITANGUI PROJECT, BRAZIL

A maiden mineral resource estimate has been completed in accordance with National Instrument 43-101 for the Company's 100%-owned Pitangui gold project located approximately 110 kilometres northwest of Belo Horizonte, the capital city of Minas Gerais State, Brazil. The mineral resource incorporates assay results available up to December 6, 2013 from 57 diamond drill holes totalling 19,600 metres, and was completed by SRK Consulting (Canada) Inc. ("SRK").

IAMGOLD identified and staked the Pitangui property from late 2007 to mid-2008 and commenced systematic grassroots exploration activities in 2009. The initial scout drilling program completed in late 2011 to test prioritized targets led to the discovery of the São Sebastião gold deposit. Since its discovery, delineation drilling has been completed on nominal 100 x 100 metre centres to support the maiden mineral resource estimate reported herein.  The mineral resource estimate, based on an underground mining scenario, comprises an Inferred Resource of 4.07 million tonnes grading 4.88 grams of gold per tonne for 0.64 million contained ounces, at a cut-off grade of 3.0 grams of gold per tonne (see Table 1 below).

TABLE 1: MINERAL RESOURCE STATEMENT, PITANGUI PROJECT, BRAZIL Effective Date: January 9, 2014

Classification	Deposit	Tons (000s)	Gold Grade (g/t Au)	Contained Ounces (Au) (000s)
Inferred	São Sebastião	4,070	4.88	638

Notes:

1.	CIM definitions were followed for classification of Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 3.0 g/t Au.
3.	Mineral Resources are estimated using a gold price of $1,500 per ounce.
4.	High grade capped assay values vary from 10 g/t Au to 15 g/t Au based on geological area.
5.	Bulk density, as determined from 2,570 measurements, varies from 3.06 g/cm3 to 3.24 g/cm3 based on geological area.
6.	Mineral resources are not mineral reserves and have not demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserves.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "The São Sebastião gold deposit is an example of an outstanding grass roots discovery made by our Brazilian exploration team who have worked hard to bring this project from a concept to an established resource.  I am highly encouraged with the results achieved to date and with the potential for additional discoveries."

The estimate was prepared using a block model constrained with three-dimensional wireframes of the principal mineralized domains constructed on fourteen vertical sections spaced at approximately 100 metres. Values for gold were interpolated into blocks using ordinary kriging. The resource estimate was further constrained by cost assumptions derived from comparable operating underground mines to support the CIM requirement that Mineral Resources have reasonable prospects for economic extraction. These assumptions include $70 per tonne for mining, $18 per tonne for processing and $10 per tonne for general and administrative costs. The resource estimate assumes a long-term gold price of $1,500 per ounce and a gold metallurgical recovery of 93% based on preliminary metallurgical test work results.

Drilling has confirmed the presence of several parallel and complexly folded horizons of banded iron formation ('BIF') within the Archean Pitangui greenstone belt.  Within the iron formations, gold mineralization is associated with sulphide replacement of primary magnetite bands, characterized by the presence of pyrrhotite and lesser amounts of arsenopyrite, pyrite, and chalcopyrite.  To date, mineralization has been outlined for approximately 1,400 metres along strike and over 500 metres down-dip. A significant proportion of the current resource estimate is derived from one shallowly plunging mineralized horizon ('Biquinho Zone'). This horizon remains the focus of the ongoing delineation drilling program which is targeting a structurally thickened shoot to expand the current resource inventory.

Several active mining operations located in the Brazilian Iron Quadrangle exploit gold deposits of a comparable age, host rock type and mineralization style. These deposits typically comprise multiple mineralized shoots with high plunge to strike-length ratios, a result of complex structural controls on gold distribution. Examples include AngloGold Ashanti's Cuiabá and Lamego deposits.

Next Steps

Drilling continues with the objective to: 1) increase the confidence in and expand the resources of the currently identified structurally thickened core area of the Biquinho horizon with a 50 x 50 metre infill drill program, and 2) extend the limits of the mineralization and search for additional higher-grade and thickened shoots within the mineralized footprint.  On the remainder of the 180 square kilometer Pitangui property, exploration is continuing with the objective to identify additional target areas within the host BIF sequence for drill testing.  A 600 line-kilometer airborne Versatile Time Domain Electromagnetic survey is planned for this spring with the objective to detect the presence of any conductive anomalies which may represent sulphide accumulations within the iron formation.  Such anomalies would represent priority exploration targets.

BOTO GOLD PROJECT, SENEGAL

The Boto Gold project comprises 236 square kilometres of exploration licenses located in eastern Senegal along the Senegal-Mali border.  The geological setting of the project area is similar to the world class Sadiola and Loulo gold districts in adjacent Mali, being underlain by highly prospective, Birimian-aged metasedimentary, volcanic and intrusive rocks along a seven-kilometre strike length of the Senegal-Mali Shear Zone.

The project hosts an indicated resource of 22 million tonnes averaging 1.62 grams of gold per tonne for 1.14 million ounces and an inferred resource of 1.9 million tonnes averaging 1.35 grams of gold per tonne for 81,000 ounces (see news release dated July 29, 2013). A significant percentage of the total resources was derived from the newly discovered Malikoundi deposit which is the largest deposit discovered to date on the property.

Subsequent to the effective date of the resource estimate, assay results have been received for a further 9,400 metres of diamond drilling completed on the Boto Gold project to the end of 2013. The drilling campaign aimed to complete infill drilling on the Boto 4 and Boto 6 deposits, and extend the potential limits of the Malikoundi deposit at depth and along strike to the north beyond the current resource limits.

The drilling results are provided in Tables 2 through 4 below, and include the following highlights:

Malikoundi Deposit:

•	Drillhole DBDD-2158: 8 metres grading 3.72 g/t gold
•	Drillhole DBDD-2159: 23 metres grading 2.53 g/t gold Includes 2 metres grading 16.88 g/t gold
•	Drillhole DBDD-2171: 4 metres grading 10.67 g/t gold
•	Drillhole DBDD-2173: 20 metres grading 1.68 g/t gold

Boto 4 Deposit:

•	Drillhole DBDD-2150: 21 metres grading 1.45 g/t gold
•	Drillhole DBDD-2151: 17 metres grading 1.84 g/t gold
•	Drillhole DBDD-2154: 13 metres grading 2.12 g/t gold
•	Drillhole DBDD-2155: 30 metres grading 1.28 g/t gold

Boto 6 Deposit:

•	Drillhole DBDD-2165: 23 metres grading 1.03 g/t gold
•	Drillhole DBDD-2166: 54 metres grading 0.66 g/t gold
•	Drillhole DBDD-2168: 41 metres grading 0.83 g/t gold

To view Drill Hole Plan Map for the Boto Gold Project, please click here.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "The ongoing delineation drilling program continues to confirm the continuity of the defined resources, and more importantly continues to expand the Malikoundi zone north along strike for a further 300 metres beyond the original estimated resource limits. Our exploration team continues to target further expansions to this new discovery."

These new results from the ongoing infill and expansion drilling program are associated with wide intervals of hydrothermal alteration and sulphide mineralization in Birimian metasedimentary host rocks. The northern strike extension of identified gold mineralization at the Malikoundi deposit was expanded by a further 300 metres in 2013 and remains open.

Next Steps

The Company's approved 2014 exploration program for the Boto Gold project includes 14,500 metres of diamond drilling targeting the potential northern strike extension of the Malikoundi deposit, and will support a scoping study currently in progress. Results will be incorporated into an updated resource model as merited.  An additional 9,000 metres of aircore drilling is planned to evaluate several new exploration targets identified from a recently completed regional HeliTEM survey over the Boto concession area.

Technical Information and Quality Control Notes

Pitangui Project, Brazil:

SRK has reviewed exploration practices and the resultant database used to complete the mineral resource estimate reported herein, and has expressed the opinion that it is satisfied that the work carried out by IAMGOLD has been conducted in a manner consistent with generally recognized industry best practices and that the exploration data are sufficiently reliable for the purpose of supporting a mineral resource estimate.

Boto Gold Project, Senegal:

The Boto Gold drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals are generally one metre in length. Prior to August 2013, samples were analyzed at the ALS Chemex Analytical Laboratory in Bamako, Mali, using a standard fire assay with a 50 gram charge and an Atomic Absorption finish. From August 2013 onwards, samples were prepared at the Veritas Preparation Laboratory in Kedougou, Senegal, and analyzed using a standard fire assay with a 50 gram charge and an Atomic Absorption finish at the Veritas Analytical Laboratory in Abidjan, Côte d'Ivoire.

Qualified Persons

The Pitangui mineral resource estimate was completed by SRK and reported in accordance with National Instrument 43-101 requirements and CIM Estimation Best Practice Guidelines. The resource estimate was prepared by SRK Senior Resource Engineer Dorota El-Rassi, P.Eng., and all technical work was supervised by SRK Principal Consultant (Resource Geology) Glen Cole, P.Geo. Ms. El-Rassi and Mr. Cole, who are Qualified Persons independent of IAMGOLD for the purposes of National Instrument 43-101, have reviewed and approved the contents of this release as it pertains to the Pitangui project.  A supporting NI 43-101 Technical Report will be posted on SEDAR at www.sedar.com on or before May 24, 2014.

The information in this news release was prepared under the supervision of Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources
This news release uses the term "indicated resources". We advise investors that while that term is recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize it. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors

The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material, including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with five operating gold mines (including current joint ventures) on three continents and one of the world's top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

Table 2: Boto Gold Project Drilling Results - Malikoundi Deposit
Hole#	UTMWGS84Zone29			AZ	DIP	EOH	From	To	Length	Gold
	Easting	Northing	Elevation			(m)	(m)	(m)	(m)	(g/t)
DBDD-2158	241813	1379448	165	115	-60	350	95	120	25	0.95
							129	137	8	3.72
							150	159	9	0.98
							180	206	26	0.83
							261	263	2	3.16
DBDD-2159	241858	1379427	165	115	-60	250	51	74	23	2.53
Including*							65	67	2	16.88
							118	128	10	0.63
							208	212	4	1.09
DBDD-2160	241904	1379406	165	115	-60	200	15	19	4	1.02
							86	89	3	1.86
							97	99	2	1.26
							168	170	2	6.23
DBDD-2161							No significant intersection
DBDD-2162	241994	1379364	165	115	-60	200	84	86	2	1.55
							135	137	2	1.48
DBDD-2171	241730	1379611	165	115	-60	300	207	219	12	0.63
							228	240	12	1.28
							253	269	16	0.92
							282	286	4	10.67
							295	297	2	1.84
DBDD-2172	241775	1379589	165	115	-60	250	166	175	9	1.24
							194	199	5	1.81
							209	228	19	1.17
							240	242	2	1.68
DBDD-2173	241820	1379568	165	115	-60	250	92	95	3	1.10
							110	130	20	1.68
							141	143	2	1.19
							166	178	12	0.55
							214	219	5	2.68
DBDD-2174	241865	1379546	165	115	-60	200	54	56	2	18.62
							151	171	20	1.19
DBDD-2175	241700	1379758	165	115	-60	350	267	269	2	1.04
							295	298	3	1.62
							311	313	2	1.13
							332	338	6	1.18
DBDD-2176	241745	1379736	165	115	-60	325	175	177	2	1.32
							248	250	2	1.15
							260	272	12	1.15
							290	296	6	1.21
DBDD-2177	241790	1379715	165	115	-60	325	128	140	12	2.75
							229	231	2	1.12
							261	263	2	1.47

Table 3: Boto Gold Project Drilling Results - Boto 4 Deposit
Hole#	UTMWGS84Zone29			AZ	DIP	EOH	From	To	Length	Gold
	Easting	Northing	Elevation			(m)	(m)	(m)	(m)	(g/t)

DBDD-2149	241825	1377333	133	115	-60	250	143	145	2	1.02
							175	177	2	1.08
DBDD-2150	241780	1377354	133	115	-60	300	142	144	2	1.21
							188	190	2	4.06
							201	217	16	1.39
							238	259	21	1.45

DBDD-2151	241753	1377249	134	115	-60	300	128	145	17	1.84
							155	181	26	0.72
							287	289	2	1.62
DBDD-2152	241798	1377228	134	115	-60	250	97	115	18	1.42
							122	133	11	0.83
							205	217	12	0.58
							237	239	2	2.99
DBDD-2153	241842	1377207	134	115	-60	250	36	38	2	1.46
							55	57	2	1.74
							75	79	4	1.45
							148	150	2	1.13
DBDD-2154	241697	1377219	134	115	-60	350	184	202	18	1.58
							225	238	13	2.12
							270	274	4	4.78
DBDD-2155	241875	1377136	136	115	-60	250	17	20	3	1.34
							30	42	12	1.68
							52	82	30	1.28
							207	209	2	1.40
DBDD-2156	241917	1377115	135	115	-60	200	87	89	2	1.22
							176	184	8	1.15
DBDD-2157	241962	1377095	134	115	-60	100	No significant intersection

Table 4: Boto Gold Project Drilling Results - Boto 6 Deposit
Hole#	UTMWGS84Zone29			AZ	DIP	EOH	From	To	Length	Gold
	Easting	Northing	Elevation			(m)	(m)	(m)	(m)	(g/t)

DBDD-2163	241563	1375385	153	115	-60	250	93	105	12	0.55
							139	143	4	1.11
DBDD-2164	241647	1375347	152	115	-60	300	16	28	12	0.74
							56	59	3	1.24
							154	159	5	1.08
							166	189	23	1.03
							211	220	9	1.68
							254	280	26	0.71
							287	297	10	0.70
DBDD-2166	241539	1375339	154	115	-60	250	98	152	54	0.66
							203	215	12	1.04
							222	241	19	1.13
DBDD-2167	241627	1375285	153	115	-60	200	No significant intersection
DBDD-2168	241413	1375289	158	115	-60	300	184	198	14	0.51
							256	297	41	0.83
DBDD-2169	241617	1375190	152	115	-60	200	12	60	48	0.66
							68	80	12	0.57
							119	121	2	3.70
DBDD-2170	241590	1375142	151	115	-60	200	43	54	11	0.57
							65	94	29	0.79
							136	138	2	1.50
•	Drillhole intercepts are calculated using a minimum downhole length of 2 meters, a cut-off grade of 0.5 g/t gold, a global assay cap of 25 g/t gold and may include up to 5 metres of internal dilution.
•	For brevity, drillhole intercepts with a downhole length of less than 10 metres and grading less than 1.0 g/t gold are not reported.
•	Higher grade sub-intervals are highlighted for intervals that are equal to or exceed an 8.0 g/t gold cut-off grade using the parameters above.
•	The true widths of intersections are unknown at this time, but are interpreted to approximate the reported downhole lengths.

SOURCE IAMGOLD Corporation

PDF available at: http://stream1.newswire.ca/media/2014/04/08/20140408_C9007_DOC_EN_38976.pdf

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4738  Mobile (647) 280-0519

Toll-free: 1-888-464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 07:00e 09-APR-14